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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69743

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Distributed Technology Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 West 26 Street, Floor 4
(No. and Street)

New York (City) NY (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel, (717) 249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name – *if individual, state last, first, middle name*)

100 Eagle Rock Ave # 200 (Address) East Hanover (City) NJ (State) 07936 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EB

OATH OR AFFIRMATION

I, Christopher Wittenborn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Distributed Technology Markets, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LEONARDO DESCARTES
Notary Public - State of New York
NO. [illegible]46207
Qualified in Queens County
My Commission Expires Oct 22, 2022

Notary Public

Signature

Chief Executive Office

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DISTRIBUTED TECHNOLOGY MARKETS, LLC

TABLE OF CONTENTS

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Distributed Technology Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Distributed Technology Markets, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Distributed Technology Markets, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Distributed Technology Markets, LLC's management. Our responsibility is to express an opinion on Distributed Technology Markets, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Distributed Technology Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Friedman LLP

We have served as Distributed Technology Markets, LLC's auditor since 2010.

East Hanover, New Jersey
February 26, 2020

DISTRIBUTED TECHNOLOGY MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS		
Cash, generally available	$	370,365
Deposit with vendor		5,015
Prepaid expenses and other current assets		8,691
Total assets	$	384,071
LIABILITIES & MEMBER'S EQUITY		
Accounts payable		5,958
Accrued expenses and other current liabilities		29,648
Payable to parent company		101,315
Total liabilities	$	136,921
MEMBER'S EQUITY		247,150
Total liabilities and member's equity	$	384,071

See notes to the financial statements.

DISTRIBUTED TECHNOLOGY MARKETS, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Distributed Technology Markets, LLC (the "Company") was incorporated in the state of Delaware on December 10, 2015 as Orchard Marketplace, LLC which name was subsequently changed to Orchard Platform Markets, LLC. On October 2, 2018 the Company filed to have its name changed to its current name. The Company has filed Form BD with the Financial Industry Regulatory Authority ("FINRA") to officially record its name change. The Company is a wholly owned single member LLC subsidiary of Velocity Markets, Inc. (formerly known as Orchard App, Inc.) (the "Parent").

On September 28, 2016, the Company became registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of FINRA. The Company has been approved by FINRA to utilize its proprietary software as an Alternative Trading System to automate the facilitation and execution of "many to many" transactions. The Company engaged in brokerage activity through early 2018 by connecting its clients interested in transacting and facilitating the sale of multiple loan pools.

In early 2018, the Company ceased its prior activities and began preparations to transition to a new line of business; the Company currently plans to seek approval from FINRA, as part of its Continuing Membership Application, to facilitate transactions for its users allowing them to transfer digital securities for US Dollars and also to transfer US Dollars for digital securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

As of December 31, 2019, the Company maintains its cash accounts with a high credit quality financial institution fully insured by the Federal Deposit Insurance Corporation. The balance of the accounts regularly exceeds the federally insured limit of $250,000.

FINRA deposit - Deposit with vendor

The Company deposits cash in a FINRA sponsored account used to cover FINRA registration and compliance costs. These costs are forecasted concurrently with the Company's compliance evaluations, and monies are transferred into the account in advance as needed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company uses an asset and liability (balance sheet) approach for financial accounting and reporting of income taxes. This results in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities, as measured by tax laws, and their bases, as reported in the financial statements. When deferred tax assets are recognized, they are subject to a valuation allowance based on management's judgment as to whether realization is more likely than not.

Uncertain tax positions are recorded on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold the Company recognizes the largest amount of the tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Interest and penalties related to unrecognized tax benefits are classified as noninterest expense.

3. RELATED PARTIES

The Company's Compensation & Benefits, as well as some Professional Services, General & Administrative and Other expenses are incurred at the Parent level and pushed down to the Company based on the allocation methodology described in the Company's Expense Sharing Agreement. As of December 31, 2019, the intercompany balance owed to the Parent was $101,315.

The Company's financial statements have been prepared assuming that it will continue as a going concern which includes obtaining financial support from the Parent that will allow it to meet its obligations as they fall due.

4. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2019, the Company had net capital of $233,444 which was $224,316 in excess of its required net capital of $9,128. The Company's aggregate indebtedness to net capital ratio was 0.59 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

5. CONTINGENT LIABILITIES

Litigation - As of December 31, 2019 there were no matters that management believes will have a material adverse impact on the Company's financial statements and hence no loss amount has been recorded in accordance with ASC 450-10, *Contingencies*.

6. INCOME TAXES

As a single-member limited liability company, the Company is treated as a disregarded entity for income tax purposes and therefore is included in the income tax filing of its Parent. For financial statement purposes the Company is using the separate-return approach to calculate its tax provision as if the Company is filing a stand-alone tax return.

The Company is included in federal, New York State and New York City income tax returns with its Parent. The Company's effective tax rate differs from the statutory rate primarily due to the effects of state and local taxes and establishing a deferred tax valuation allowance.

As of December 31, 2019, the total deferred tax assets are $685,343 and the Company has recorded a full valuation allowance.

As of December 31, 2019, the Company has net operating loss ("NOL") carryforwards in all three jurisdictions. The Federal NOL of $466,621 generated prior to 2018 will begin to expire in 2035 and the $1,468,588 cumulative NOL from 2018 and 2019 can be carried forward indefinitely. The New York State and New York City NOLs will begin to expire in 2035. Realization of these losses is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. A full valuation allowance was recorded because management assessed that it is more likely than not that none of the deferred tax asset will be realized.

As of December 31, 2019, the Company has no unrecognized tax benefits. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. As of December 31, 2019, no significant changes to uncertain tax positions are projected over the next twelve months. As of December 31, 2019, the Parent's U.S. Federal, State and local income tax returns for tax year 2016 and onwards remain open to examination.

7. LIQUIDITY

To date the Company has experienced operating losses and negative cash flows from operations. Whether and when the Company can attain profitability and positive cash flows from operations is uncertain. Support has been provided by the Parent, who has stated to the Company that this support will continue for the foreseeable future.

Having considered the above and having made due inquiries, management of the Company continues using the going concern basis in preparing the financial statements which assumes that the Company will continue in operation for the foreseeable future.

* * * * *